UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2017
Commission File Number: 001-35530
BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant's name into English)
__________________________________ 73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices) __________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant's registration statement on Form F-3ASR filed with the Securities and Exchange Commission on July 17, 2014 (File No. 333-197485).

EXHIBIT LIST
Exhibit
99.1	Q1 2017 Interim Report
99.2	Interim Consolidated Financial Statements and Notes for the Three Months Ended March 31, 2017 and 2016
99.3	Management's Discussion and Analysis for the Three Months Ended March 31, 2017 and 2016
99.4	Form 52-109F2 – Certification of Interim Filings – CEO
99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

Date: May 3, 2017	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary